International Western Petroleum, Inc.
5525 N. MacArthur Boulevard, Suite 280
Irving, TX 75038

December 8, 2014

Via EDGAR

H. Roger Schwall, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: International Western Petroleum, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed November 18, 2014

File No. 333-196492

Dear Mr. Schwall:

We are in receipt of your comment letter dated December 2, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note your response to our prior comment 3, and your assertion that “International Western Petroleum Corporation has had no direct business activity since its inception.” However, we also note the press releases issued by International Western Petroleum Corporation regarding its business operations as late as June 2014, and the quotation of International Western Petroleum Corporation on GXG Markets until July 2014. Please advise as to this apparent inconsistency. In the alternative, please revise your filing to address the relationships among the registrant, International Western Oil Corporation, and International Western Petroleum Corporation. Please also make related revisions to the biographies of Dr. Tran, Mr. Ramsey and Dr. Ahmad.

RESPONSE: International Western Petroleum Corporation (“IWPO”) is a Canadian-based company that was incorporated in the province of New Brunswick on May 7, 2013. Its only business activity since inception has been to serve as a holding company for International Western Oil Corporation (“IWO”). IWPO acquired IWO on May 8, 2013 and IWO serves as IWPO’s wholly-owned operating company.

IWPO was listed on the GXG Markets in Europe on August 21, 2013 under the ticker symbol “IWPO.” IWPO’s press releases almost always referenced IWO as the operating company engaging in exploration and production activities. IWPO’s management decided to voluntarily delist itself from the GXG Markets on July 18, 2014 due to the belief of IWPO’s management that GXG Markets does not have enough liquidity.

The registrant has no relation to IWPO. The registrant’s only relationship to IWO is, as previously disclosed in our registration statement, that IWO has been serving as a consultant related to exploration and acquisitions to the registrant with regard to the Bend Arch Lion, Bend Arch Henry, and Bend Arch North Anderson projects

We have revised the references to IWO in our registration statement to clarify that IWPO is the holding company for IWO and that IWPO and IWO are separate entities. These revisions include revisions to the biographies of Dr. Tran, Mr. Ramsey, and Dr. Ahmad to clarify that they are the Chairman (Dr. Tran), the CEO and President (Mr. Ramsey), and the Chief Geologist (Dr. Ahmad) of each of IWPO and IWO.

H. Roger Schwall

Securities and Exchange Commission

December 8, 2014

Prospectus Cover Page

2.	We note your revised disclosure that the shares of your common stock may be sold at prevailing market prices or privately negotiated prices when your common stock is quoted “on the OTC Market.” As there is no existing market for your common stock, please revise your prospectus cover page to clarify that the selling shareholders will sell at the fixed price until your shares are quoted in the OTCQX or OTCQB marketplace of OTC Link and thereafter at prevailing market prices or privately negotiated prices. Please also make corresponding changes to other sections of your filing where you discuss the offering price, such as the Plan of Distribution section.

RESPONSE: We have revised the registration statement to change all references to “on the OTC Market” to “in the OTCQX or OTCQB marketplace of OTC Link.”

Description of Business, page 22

Rationale, page 22

3.	We note your revisions in response to our prior comment 1. Please revise your disclosure on page 22 to explain that the cited historical production of nearby wells provides no assurance that the wells on your prospective leases will be productive.

RESPONSE: We have revised our disclosure on page 22 to explain that “Despite the historical production of nearby wells, there can be no assurance that the wells that can be drilled in our prospective leases will be productive.”

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H. Roger Schwall

Securities and Exchange Commission

December 8, 2014

Recent Sales of Unregistered Securities, page 34

4.

We note your new disclosure on page 34. Please tell us whether your sale of common stock to Loc Tran on November 13, 2014 is required to be disclosed as a related party transaction under Item 404 of Regulation S-K. In that regard, we note that Loc Tran shares the same last name as Dr. Benjamin Tran, a major shareholder and director of your company.

RESPONSE: Our sale of common stock to Loc Tran is not a related party transaction. Mr. Loc Tran and Dr. Ben Tran are not related to each other. According to Dr. Tran, the last names “Tran” and “Nguyen” are among the most common last names of people with Vietnamese ancestry. We have, however, updated the Selling Security Holders table to disclose that Steve Phu, Jeff Hung Phu, and Alex Phu are brothers.

Exhibits and Financial Statement Schedules, page 35

Exhibit 5.1

5.	In the legality opinion, counsel states its opinion “that the shares of Common Stock issued in the Offering which are included in the Registration Statement have been duly authorized and are legally issued, fully paid and non-assessable.” However, your registration statement covers previously issued shares of common stock to be resold by the selling stockholders, and therefore counsel’s reference to the legality of “Common Stock issued in the Offering” does not appear to be applicable. Please obtain a new or revised opinion of counsel that corrects this error and file it as an exhibit to your registration statement.

RESPONSE: We have filed a new opinion of counsel as an exhibit to our registration statement that is identical to the previous opinion except that it now states: “that the shares of Common Stock to be sold by the selling security holders have been duly authorized and are legally issued, fully paid and non-assessable.”

 The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

International Western Petroleum, Inc.

By:	/s/ Ross Henry Ramsey
Name: Ross Henry Ramsey
Title: Chief Executive Officer

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